FANCAMP EXPLORATION LTD.

7290 Gray A[redacted], V5J 3Z2
Telephone [illegible] 34-8823

07026858

SUPPL

File No. 82-3929

NEWS RELEASE

September 12, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to clarify a statement made in its Management Discussion and Analysis accompanying the Audited Financial Statements for the year ended April 30, 2007 and filed on SEDAR. The 6 McFaulds claims (near the Noront discovery) were erroneously described as expired. They are not, and remain in good standing.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

dlw 9/25

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END